Exhibit 99.2

Press Release Source: Sanofi (EURONEXT: SAN) (NASDAQ: SNY)

Sanofi’s Board of Directors proposes the appointment of Rachel Duan and Lise Kingo as independent directors

Paris (France) – March 4, 2020 - At its meeting on March 4, 2020, the Board of Directors of Sanofi decided to propose, at the next Annual General Meeting of Shareholders scheduled for April 28, 2020, the appointment of two new independent directors, Rachel Duan and Lise Kingo, as well as the ratification of the appointment by co-optation of Paul Hudson and the reappointment of Laurent Attal, Carole Piwnica, Diane Souza and Thomas Südhof. Claudie Haigneré’s term of office, which expires at the end of the next General Meeting after three full mandates, will not be renewed. In addition, Suet-Fern Lee, after serving on the Board of Directors for the last 9 years, has declared her intention to retire and as a consequence to resign from her directorship before the said meeting.

Rachel Duan is currently Senior Vice President of GE and President & CEO of GE Global Markets, where she is responsible for driving GE’s growth in China, Asia Pacific, India, the Middle East, Africa, and Latin America.

Rachel Duan joined GE’s Corporate Audit Staff in 1996. She then held several management positions, including Lean Six Sigma, sales and marketing at GE Plastics in China and the Asia-Pacific region. She became President & CEO of GE Advanced Materials China in 2006 and then of the Asia Pacific region in 2008. In 2010, Rachel Duan was appointed President & CEO of GE Healthcare China and President & CEO of GE China in 2014, becoming the first native Chinese woman to hold this position in GE’s largest market outside the United States. She was promoted to her current role in January 2019.

A native of Shanghai, Rachel Duan holds a bachelor’s degree in economics and international business from Shanghai International Studies University and an MBA from the University of Wisconsin-Madison in the United States. Throughout her career, she has worked and lived in the United States, Japan and China.

Lise Kingo is currently* CEO & Executive Director of the United Nations Global Compact, a position she has held since 2015. The UN Global Compact is the world’s largest corporate sustainability initiative uniting business to create a better world through universal principles and the UN Sustainable Development Goals.

Lise Kingo began her career in 1986 in business-to-business advertising at JP Bureau in Copenhagen and joined Novo Industries (now Novo Nordisk after the merger with Nordisk Gentofte) in 1988, where she remained for 26 years. She served as Chief of Staff, Executive Vice President and member of the Executive Management team since 2002, where she was instrumental in defining Novo Nordisk’s sustainable business strategy. Prior to 2002, she held various positions in Novozymes, Novo Holding and Novo Nordisk, including internal audit, compliance, people & organization, branding and sustainability.

A native of Denmark, Lise Kingo holds a bachelor’s degree in Religions and Ancient Greek Art from the University of Aarhus in Denmark, a bachelor’s degree in Marketing and Economics from the Copenhagen Business School and a master’s degree in Responsibility & Business from the University of Bath in the UK. Lise Kingo is also certified as a director by INSEAD in France. Throughout her career, she has held positions in Denmark, the United Kingdom, Norway, the Netherlands and the United States.

*

Lise Kingo will be stepping down from her post as CEO and Executive Director of the UN Global Compact in June 2020. Assuming election to the Board, she will not sit at Board meetings until she has separated from the United Nations.

“The arrival of Rachel Duan and Lise Kingo allow to deepen the skills of the board of directors in the knowledge of emerging markets, especially China as well as in Social Responsibility. The Board of Directors is therefore continuing to adapt the profiles of its members in line with the Group’s strategic needs.” said Serge Weinberg, Chairman of the Board of Directors.

The composition of the Board’s specialized committees will be reviewed at the end of the Annual General Meeting of Shareholders scheduled for April 28, 2020.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Quentin Vivant Tel.: +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact Felix Lauscher Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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